

Mail Stop 3561

September 14, 2009

Via U.S. Mail

Suzanne K. Hanselman
Baker & Hostetler LLP
3200 National City Center
1900 E. Ninth Street
Cleveland, OH  44114-3485

>    **Re:     OSI Restaurant Partners, LLC**
>    **Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008**
>    **Filed April 27, 2009**
>    **File No. 001-15935**

Dear Ms. Hanselman:

    We have reviewed your response to the comments in our letter dated August 25, 2009 and have the following additional comment.  Please note that all page references below relate to Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008.

Item 15.  Exhibits, Financial Statement Schedules, page 3

1.    We note your response to our prior comment 1 and reissue.  Please note that pursuant to Rule 104 of Regulation S-T, PDF copies of electronic submissions are considered unofficial documents.  Please refile Exhibits 10.43 and 10.44 to include all attachments, schedules and exhibits in full or, alternatively, request a continuing hardship exemption under Rule 202 of Regulation S-T.

* * * * *

    As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we

may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3313 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc:     Dirk A. Montgomery
        Fax: (813) 387-8612